Delisting Determination, The Nasdaq Stock Market, LLC,
January 25, 2022,  iFresh Inc. The Nasdaq Stock Market LLC
(the Exchange) has determined to remove from listing the common stock of iFresh Inc. (the Company), effective at the opening of the trading session on February 4, 2022.
The Company first appeared before the Hearings
Panel (the Panel) on October 28, 2021, due to its failure to maintain compliance with Listing Rules 5250(c)(1) and 5620(a). On November 19, 2021, the Panel issued a decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on November 23, 2021. The Listing Council did not call the matter for review and the Company did not appeal the Hearings Panel decision to the Listing Council. The Staff determination to delist the Company became final on January 3, 2022.